UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on January 6, 2014 by Valassis Communications, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by V Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of Valassis Communications, Inc.’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $34.04 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated January 6, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following subsection after the subsection entitled “Financial Projections.”:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 11:59 p.m., New York time, at the end of the day on February 3, 2014. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Merger Sub that, as of the expiration of the Offer, a total of 25,830,607 Shares had been validly tendered into and not withdrawn from the Offer (not including 2,323,053 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 66.0% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Merger Sub accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares so that the Merger may be consummated without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Merger Sub will effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Merger Sub or the Company as treasury stock and by a stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted automatically into the right to receive an amount of cash equal to $34.04 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”). All Shares converted into the right to receive the Per Share Amount will be canceled and cease to exist. All Shares will be delisted from the New York Stock Exchange and the Company’s common stock will be deregistered under the Exchange Act.

The full text of the press release issued on February 4, 2014, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(L) and is incorporated herein by reference.”

Item  9. Material to be Filed as Exhibit.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(K):

“(a)(5)(L) Press Release issued by Parent on February 4, 2014 announcing the results of the Offer (incorporated herein by reference to Exhibit (a)(1)(I) to the amended Schedule TO of Parent and Merger Sub filed on February 4, 2014).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2014

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Todd L. Wiseley
Name:	Todd L. Wiseley
Title:	General Counsel and Corporate Secretary

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